mF International Limited

September 13, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Inessa Kessman
Robert Littlepage
Alexandra Barone
Jeff Kauten

Re:	mF International Limited
Registration Statement on Form F-1
Filed August 22, 2023
File No. 333-274158

Ladies and Gentlemen:

This letter is in response to the letter dated August 29, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to mF International Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response and numbered it accordingly.

Registration Statement on Form F-1 filed August 22, 2023

2022 Equity Incentive Plan, page 69

1. Please confirm to us and disclose that you have not adopted any equity incentive plans or issued any stock-based compensation to date. If you have issued stock-based compensation please provide us a breakdown, in chronological order, of the details of all stock-based compensation awards granted during 2022 and through the current date, including the fair value of the underlying stock used to value such awards. To the extent there were any significant fluctuations in the fair values, please describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

Response: We hereby confirm that we have not adopted any equity incentive plans and have not issued any stock-based compensation as of the date of this response letter.

We appreciate the assistance the Staff has provided with its comment. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Stephen Lam
Name:	Stephen Lam
Title:	Chairman and Executive Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC